UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

POINT Biopharma Global Inc.

(Name of Subject Company)

POINT Biopharma Global Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Joe McCann

Chief Executive Officer

4850 West 78th Street

Indianapolis, IN

(317) 543-9957

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Chadé Severin

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by POINT Biopharma Global Inc., a Delaware corporation (“POINT”) with the Securities and Exchange Commission on October 13, 2023, relating to the tender offer by Yosemite Falls Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock of POINT, par value $0.0001 per share (the “Shares”) at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (as amended or supplemented from time to time) and the related Letter of Transmittal (as amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Lilly, Purchaser and POINT.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By adding the bold and underlined text and deleting the struck through text to the below paragraph under the subsection titled “Regulatory Approvals” within the section titled “U.S. Nuclear Regulatory Commission” on page 43 as follows:

“POINT Biopharma USA Inc., a direct subsidiary of POINT, holds a radioactive materials license issued by the NRC. The radioactive materials license authorizes POINT to distribute radioactive drugs to medical use licensees in the United States. As a general matter, radioactive materials licenses require the prior written approval from a nuclear regulator before they can be transferred, either directly or indirectly (e.g., through an upstream ownership change). On October 3, 2023, POINT and Lilly jointly made a license transfer related filing to the applicable NRC license issuer, as necessary, requesting consent for the indirect transfer of control of the radioactive materials license~~s~~. ~~This filing is being processed by the requested regulator and consummation of the Offer is conditioned on the consent by the NRC of the indirect transfer of control with respect to POINT.~~ On November 13, 2023, POINT and Lilly received consent from the NRC for the indirect transfer of control of the radioactive materials license. Accordingly, the NRC Condition has been satisfied.”

ITEM 9.	EXHIBITS

1.	Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press Release issued by Lilly on November 14, 2023 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2023

POINT Biopharma Global Inc.

By:	/s/ Bill Demers
Name: Bill Demers
Title: Chief Financial Officer